FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2011

Commission File No. 000-32981

QWICK MEDIA INC.
(Translation of registrant's name into English)

3162 Thunderbird Crescent, Burnaby, BC  V5A 3G1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -_________

51-102F3
MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

    Qwick Media Inc. (the “Company”)
3162 Thunderbird CrescenT
Burnaby, BC  V5A 3G1

Item 2                     Date of Material Change

May 30, 2011

Item 3                     News Release

The news release was disseminated on May 31, 2011 through Market News and Stockwatch.

Item 4                     Summary of Material Change

On May 30, 2011, the Company closed a private placement consisting of the issuance of 3,010,000 common shares at US$0.20 per share for gross proceeds of $602,000.  The Company intends to use the net proceeds of the private placement to further the advancement of the production and marketing of Qeyos technology.

The Company also closed a debt settlement agreement with International European Realty Limited (“IERL”), whereby 1,378,915 common shares were issued to IERL to settle an outstanding amount equal to US$275,783.

Item 5                     Full Description of Material Change

5.1           Full Description of Material Change

See attached News Release.

5.2           Disclosure for Restructuring Transactions

N/A

Item 6                     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7                     Omitted Information

None

Item 8                     Executive Officer

Greg G. Dureault, Vice President and General Counsel

Phone: 778.370.1723

Item 9                     Date of Report

May 31, 2011

News Release

Qwick Media Announces Closing of Private Placement and Debt Settlement Agreement

Vancouver, BC, May 31, 2011 – Qwick Media Inc. (the “Company”) (OTCQB: QWIKF), announces that, on May 30, 2011, the Company closed a private placement consisting of the issuance of 3,010,000 common shares at US$0.20 per share for gross proceeds of $602,000.  The Company intends to use the net proceeds of the private placement to further the advancement of the production and marketing of Qeyos technology.

The Company also announces that it closed a debt settlement agreement with International European Realty Limited (“IERL”), whereby 1,378,915 common shares were issued to IERL to settle an outstanding amount equal to US$275,783.

About Qwick Media

Qwick Media provides interactive micro-broadcasting systems for the delivery of private channels into high traffic locations. Globally, companies and organizations are discovering the power of interactive kiosks and digital signage to connect people and places via interactive touch-screen software, interactive directories and on-demand media. Digital technology is at the core of new marketing strategies because it provides advertisers a more effective means of reaching target audiences, both in greater numbers, and where Qwick Media is concerned, in ways only dreamt of until recently.

http://www.qwickmedia.com

FOR FURTHER INFORMATION:
Gregory Dureault
Vice President and General Counsel
Qwick Media Inc.
778.370.1721

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QWICK MEDIA INC.

/s/ Ross Tocher
Ross Tocher
President & Chief Executive Officer

Date:  June 1, 2011